Audit Committee
Vari-L Company, Inc.
Page 2






May 19, 2000


Audit Committee
Vari-L Company, Inc.


Dear Committee Members:

The purpose of this letter is to inform Vari-L Company, Inc. ("the Company") and the Audit Committee of the Vari-L Board of Directors that professional standards preclude us from issuing an Accountant's Review Report on the financial statements to be included in the Vari-L 10 Q for the three months ended March 31, 2000, at this time.

As you know, the Company announced on May 17, 2000 that it was restating revenues and earnings for the year ended December 31, 1997 and the three month period ended December 31, 1997. Haugen Springer, as well as the Audit Committee, have undertaken investigations to evaluate certain of the Company's accounting policies and practices as reflected in its financial statements. Further, the Audit Committee has requested that upon completion of this evaluation, that we issue new reports on restated financial statements for the years ended December 31, 1997, 1998 and 1999, if circumstances so require.

Further, as the Committee knows, our evaluation of the Company's accounting procedures which include, but are not limited to, the Company's policies and procedures related to the recognition of revenue and the capitalization of labor and other expenses in connection with certain asset accounts. We share the Company's belief that the completion of such evaluation may result in further adjustments to the Company's financial statements. The amount of such adjustments, if any, has not presently been determined because neither the Company nor we have completed our investigations.

Because we have not completed our investigation, professional standards, particularly paragraph 26 in AU Section 722 of the AICPA Statements on Auditing Standards precludes us from permitting the use of our name or the inclusion of our Review Report in connection with the financial statements contained in the Company's 10 Q for the three months ended March 31, 2000, at this time. This limitation in the scope of our review, we believe, is a limitation caused by circumstance.

We therefore request that the Company understand that we have not prepared a Review Report in connection with the financial statements contained in the Company's 10 Q for the three months ended March 31, 2000 and that our name should not be associated with the financial statements contained in this filing.

Other generally accepted auditing standards require that we disclose to the Audit Committee certain additional information including, but not limited to, matters relating to internal control, selection of or changes to significant accounting policies and their application, methods used to account for significant, unusual transactions and the effect of significant accounting policies in controversial or emerging areas as well as possible illegal acts. We are required to report to you the existence of sensitive accounting estimates and the bases for our judgments that such estimates are reasonable.

In addition, we are obligated by our professional standards to inform the Audit Committee of any significant disagreements with management over the application of accounting principles, significant difficulties in performing the audit and differences with management over its accounting estimates.

We believe our recent communications, both oral and writing, have been made in compliance with these standards. However, because we have not completed our investigation, we may have additional, material disclosures to report to you in the future.

Please know we will complete our work as quickly as practicable and will report to the Committee as soon as possible. Thank you for your consideration.


Sincerely,


/s/Charles Springer
Charles Springer
Haugen, Springer & Co.